December 22, 2011

VIA EDGAR (Correspondence Filing)

Mary Cole
Counsel, Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LoCorr Investment Trust, File Nos. 333-171360, 811-22509 (the “Registrant”)
Post-Effective Amendment No. 2

Dear Ms. Cole:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement (the “Amendment”) and the LoCorr Long/Short Commodities Strategy Fund, a series of the Registrant (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1.   Please explain the difference between a “Commodities Strategy Fund” and a typical “Managed Futures Fund”.

Response:  The Fund and the LoCorr Managed Futures Strategy Fund (the “LCMFS Fund”) have similar principal investment strategies; however, the Fund’s strategy is to invest in Underlying Funds (as defined in the Fund’s Prospectus) that are tied to a more limited range of assets (energy resources, metals and agricultural products) than the LCMFS Fund (currencies, interest rates, stock market indices, energy resources, metals and agricultural products).

Comment 2.   Fee Table — (i) Please confirm that the Fund’s acquired fund fees and expenses, if any, are estimated not to exceed 0.01% of the average net assets of the Fund.  Please also confirm that the “Other Expenses” in the fee table include the dividend expense on securities sold short.

(ii) With respect to footnote 2 to the fee table, please consider using a phrase other than “underlying funds” to refer to the pooled vehicles in which the Fund may invest; use of “underlying funds” may confuse the reader into thinking the underlying funds are investment companies.

(iii) With respect to footnote 2, please provide the general parameters of how the performance-based fees of the pooled vehicles in which the Fund may invest are structured and estimate the impact of such fees in basis points to the Fund.

(iv) Please confirm that the Fund’s expense limitation agreement will be in place for at least one year from the date of the effectiveness of the Fund’s registration statement.

Response:     (i) The Registrant has confirmed to us that the Fund’s acquired fund fees and expenses, if any, are estimated not to exceed 0.01% of the average net assets of the Fund and that the “Other Expenses” in the fee table include the dividend expense on securities sold short.

December 22, 2011

(ii) The Registrant believes that it has clearly defined “Underlying Funds” to mean “(1) limited partnerships, (2) corporations, (3) limited liability companies and (4) other types of pooled investment vehicles, including commodity pools,” collectively.  The Registrant does not believe this definition is likely to cause confusion and believes that using a different definition than is used by the LCMFS Fund would cause confusion and make it more difficult for investors to compare the funds.

(iii) The Registrant does not believe the structure or amount of any performance-based fees charged by Underlying Funds can reasonably be predicted or estimated.  Each Underlying Fund may have a different structure and charge a performance-based fee of a different amount or none at all and the dollar amount of such fees, if any, is also highly dependent on future market conditions.  Consequently, the impact of such fees, if any, on the Fund cannot be calculated.

(iv) The Registrant has confirmed to us that the expense limitation agreement will be in place for at least one year from the date of the effectiveness of the Fund’s registration statement.

Comment 3.   If the Fund may invest in commodity pools, explain whether the advisers to such pools would be registered under the Investment Advisers Act of 1940.

Response:  The Registrant notes that an adviser to a commodity pool could also be registered under the Investment Advisers Act of 1940, as amended (the “1940 Act”), if it independently met the qualifications for such registration.  The Registrant does not have specific knowledge of the frequency of such registration for advisers to commodity pools.

Comment 4.   Please provide an analysis under Section 3 of the Investment Company Act of 1940 with respect to why the Fund is an investment company given that the Fund’s returns are based on commodities, rather than securities.

Response:  The Registrant believes the Fund is an investment company as defined under Section 3(a)(1)(A) of the Investment Company Act of 1940 because the Fund "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities."  Upon commencement of operations, the Fund will be and will hold itself out as being primarily in the business of investing in securities.  Furthermore, the Fund's assets will consist almost entirely of securities such as debt instruments of various types of issuers and securities of Underlying Funds, although some Underlying Fund securities will have returns based upon commodities.  The Registrant does not believe the relationship of Underlying Fund securities' returns to commodities changes their status as securities.

December 22, 2011

Comment 5.   With respect to the pooled vehicles in which the Fund may invest, please confirm whether any of them affiliated with the Fund or its adviser.  Please further confirm whether the Fund’s adviser is expected to have control over any of the pooled vehicles (e.g., by owning 50% or more of the pool’s assets).  Please also confirm that all of the expenses of the pooled vehicles are included in the fee table or a footnote thereto.

Response:  The Registrant confirms that pooled investment vehicles, other than the Fund's wholly-owned subsidiary, will not be affiliated with the Fund or its adviser.  The Registrant further confirms the Fund’s adviser is not expected to have control over any of the pooled vehicles (e.g., by owning 50% or more of the pool’s assets).  Additionally, the Registrant confirms that all of the expenses of the pooled vehicles are included in the fee table footnotes.

Comment 6.   Please explain the extent to which the Fund’s Cayman subsidiary will be leveraged and why such leverage is consistent with the 1940 Act.

Response:  The Fund’s Cayman subsidiary will not be leveraged.  However, if the subsidiary were to employ leverage it would do so only within the limits of the 1940 Act as measured on a consolidate basis with the Fund.

Comment 7.   Please explain how the commodity aspect of the Fund’s investments is leveraged and how that might post additional risk to the Fund or increase its volatility.  To the extent necessary, please disclose such risks in the Prospectus.

Response:  The possible use of leveraged investing techniques by Underlying Funds may amplify the Fund's indirect exposure to commodity returns.  The Registrant believes that such risks are adequately disclosed under the risk disclosures entitled derivative, leverage and underlying funds risks under the section entitled Principal Investment Risks.

Comment 8.   Please explain the Fund’s basis for treating the subsidiary’s income as qualified income given that the IRS is no longer issuing private letter rulings on such point.  Please explain whether the Fund will be relying on an opinion of counsel regarding such tax treatment, and if so, please provide a copy of the opinion to the staff.  Please also explain the impact on the Fund and its investors if the IRS were to withdraw private letter rulings from other funds regarding the tax treatment of similar subsidiaries, and please add appropriate risk disclosure to the Prospectus describing such risk.

Response:  The Registrant believes that prior private letter rulings ("PLRs") continue to evidence the current view of the Internal Revenue Service ("IRS") because recently, the IRS has indicated to industry sources, such as the Investment Company Institute, that the IRS intends to publish guidance on which the entire industry can rely and that the guidance should eliminate or reduce the need for fund-by-fund PLRs.  However, should the IRS change its position, the Fund would still be able to qualify as a regulated investment company under Subchapter M (Section 851(b)), by making annual dividend distributions from the Subsidiary to the Fund.  The Registrant has not sought an opinion of counsel regarding such tax treatment.  The Registrant notes that relevant IRS-related risks are disclosed under the section entitled Subsidiary.

December 22, 2011

Comment 9.   With respect to the subsidiary, please provide representations that address the following requirements:

(i) Will the Fund look through to the subsidiary regarding diversification and concentration?

Response:  The Fund will look through to the subsidiary regarding diversification and concentration on a consolidated basis.

(ii) Will the subsidiary's advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund's Board of Trustees?

Response:  The subsidiary's advisory contract will comply with Section 15 of the 1940 Act and will it be approved by the Fund's Board of Trustees in accordance with Section 15.

(iii)  Will the subsidiary comply with Section 10 and 16 of the 1940 Act?

Response:  The subsidiary will comply with Section 10 and Section 16.

(iv)  Will the subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

Response:  The subsidiary will consent to inspection by the Commission pursuant to an undertaking presented in Part C.

(v)  Will the subsidiary comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to the custodial relationships?

Response:  The subsidiary will comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to custodial relationships.

Comment 10.   With respect to the Fund’s investments in fixed income instruments, please confirm whether any significant percentage of the Fund’s assets will be in junk bonds, and if so, please disclose such fact in the principal investment strategy of the Fund.

Response:  The Registrant does not expect that the Fund will have significant investments in junk bonds.

Comment 11.   If the Fund can use derivatives as substitutes for fixed income instruments, please explain how that affects the Fund’s strategy of preserving principal.

Response:  The Registrant notes that derivatives, when used as substitutes for fixed income securities, are selected by the sub-adviser when it believes they provide a better return profile or when specific securities are temporarily unavailable.  When used as substitutes for fixed income securities, derivatives are not intended to fulfill the Fund’s strategy of preserving principal.  However, as disclosed under the section entitled Sub-Adviser's Investment Process, the sub-adviser may select futures and swaps to hedge interest rate and credit risks, which would be consistent with preservation of principal.

December 22, 2011

Comment 12.         In the Principal Investment Strategies discussion, it states that “The Fund seeks to achieve its secondary investment objective primarily by (1) diversifying the Commodities strategy investments among sub-strategies that are not expected to have returns that are highly correlated to each other or the commodities markets . . .” Please explain how that lessens the Fund’s volatility.

Response:  The Registrant believes that by combining assets with exposures to differing commodities that are not expected to have returns that are perfectly positively correlated, the Fund's returns will be less volatile than if the Fund were to invest in a single asset class or group of assets that are have returns that are expected to be highly or perfectly positively correlated.  The Registrant believes that the benefits of diversification have been well-studied and documented by the investment and academic community, but that the realized after-the-fact volatility of any asset class cannot be forecasted with a high degree of certainty.

Comment 13.         In the Principal Investment Risks discussion regarding derivatives, please identify (in either the summary or statutory sections) all particular types of derivatives the Fund is expected to use and disclose the specific risks for each type of derivative

Response:  The Principal Investment Strategies disclosure in Item 4 currently states that the Underlying Funds in which the Fund invests may invest “long or short in one or a combination of: (i) futures, (ii) forwards, (iii) options, (iv) spot contracts, or (v) swaps.” With respect to those derivatives products, the “Derivatives Risk” disclosure in Item 4 discloses the tracking risk that applies to all derivatives products, the unlimited liability risk of short positions, the possibility that options may expire worthless, the counterparty default risk associated with over-the-counter derivatives such as swaps, and the risk of magnified losses related to the leverage inherent in derivatives products.  The Item 9 risk disclosures further describe those risks.  Upon review of the above-referenced disclosures, the Registrant believes that the types of derivatives expected to be used as part of the Fund’s principal strategy and the principal risks related to such derivatives are adequately disclosed in the Fund’s Prospectus.

Comment 14.         In the Principal Investment Risks discussion regarding underlying funds, it states that “Management expenses typically are up to 2% . . .”  Please explain whether that amount is a cap or a general range.  Please also explain whether that amount is based on notional asset value and if so, explain notional asset value.

Response:  The above-referenced disclosure is intended to help investors understand the typical expense structure of the types of underlying funds in which the Fund may invest.  The disclosure states that “Management expenses typically are up to 2% of Underlying Fund assets and may include additional performance-based compensation of up to 20% of Underlying Fund profits.”  The disclosure describes a “typical” expense structure, so that investors understand that the underlying funds may charge both a management fee and a performance-based fee, each of which will reduce the returns of investments in such underlying funds.  The disclosure does not state a maximum fee that such underlying funds may charge because the Registrant does not believe it can precisely predict in which underlying funds the Fund might invest and consequently, what the expense structure of such underlying funds will be, including whether the management expense will be equal to, more or less than 2% and whether the performance-based fee will be equal to, more or less than 20% of fund profits.

December 22, 2011

Additionally, the Registrant does not believe that the types of underlying funds in which the Fund may invest are consistent as to whether management expenses are based on notional asset value, and consequently, the Registrant does not believe that it can predict whether such expenses will be based on notional asset value.   However, the following disclosure has been added to the “Underlying Funds Risk” disclosure in Item 9: “Underlying Funds may use instruments such as futures contracts that produce leverage.  This type of investment is typically measured by “notional amount,” which is greater than the amount of cash (i.e., margin) required to initiate such a position. The management fees for an Underlying Fund may be based on the notional amount of the Underlying Fund’s investments, and consequently, the amount of such fees may be higher than if they were based on the Underlying Fund’s cash assets (margin).”

Comment 15.        With respect to the Principal Investment Risks discussion regarding fixed income investments (Item 9), please note that the staff considers non-governmental residential mortgage-backed securities to be an industry for concentration purposes; if the Fund is expected to invest 25% or more in RMBS, please add appropriate disclosure and risk factors.

Response:  The Registrant does not expect the Fund to concentrate in RMBS.

Comment 16.        With respect to the Principal Investment Risks discussion regarding swaps (Item 9), please clarify whether the Fund will be the buyer or seller of credit default swaps; if the Fund will be the seller, please confirm that the Fund will cover the full notional value of the swaps.

Response:  The Registrant has confirmed to us that, to the extent the Fund invests in credit default swaps, the Fund is expected to be a buyer of such swaps, but in the event the Fund is a seller of such swaps, the Fund will cover the full notional value of such swaps.

December 22, 2011

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at  (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP
Thompson Hine LLP

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